SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 2

Under the Securities Exchange Act of 1934

Cleantech Solutions International, Inc.
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(Name of Issuer)

Common Stock, $0.001 par value per share
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(Title of Class of Securities)

18451N105
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(CUSIP Number)

Asher S. Levitsky P.C.
Ellenoff Grossman & Schole LLP
150 East 42nd Street, 11th Floor
New York, New York 10017
212-370-1300
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(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 18, 2012
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐ .

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 18451N105

1.   Name of Reporting Persons: Jianhua Wu
             I.R.S. Identification No. of Above Persons (entities only)  NA

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)   ☐
             (b)   ☐

3.   SEC Use Only

4.   Source of Funds (See Instructions)
             OO

5.   Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6.   Citizenship or Place of Organization
             People’s Republic of China

Number of shares beneficially owned by each reporting person with:

7.   Sole Voting Power                                                                                                                                                                                                                                 175,425

8.   Shared Voting Power                                                                                                                                                                                                                            544,267

9.   Sole Dispositive Power                                                                                                                                                                                                                        175,425

10. Shared Dispositive Power                                                                                                                                                                                                                    544,267

11. Aggregate Amount Beneficially Owned by Each Reporting Person                                                                                                                                           719,692

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares                                                                                                                                                 ☒

13   Percent of Class Represented by Amount in Row (11)                                                                                                                                                                    24.9%

14. Type of Reporting Person                                                                                                                                                                                                                          IN

CUSIP No. 18451N105

1.   Name of Reporting Persons: Lihua Tang
             I.R.S. Identification No. of Above Persons (entities only)  NA

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)   ☐
             (b)   ☐

3.   SEC Use Only

4.   Source of Funds (See Instructions)
             OO

5.   Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
             Peoples’ Republic of China

Number of shares beneficially owned by each reporting person with:

7.   Sole Voting Power                                                                                                                                                                                                                                   78,983

8.   Shared Voting Power                                                                                                                                                                                                                            544,267

9.   Sole Dispositive Power                                                                                                                                                                                                                          78,983

10. Shared Dispositive Power                                                                                                                                                                                                                    544,267

11.  Aggregate Amount Beneficially Owned by Each Reporting Person                                                                                                                                           544,267

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares                                                                                                                                                 ☒

13. Percent of Class Represented by Amount in Row (11)                                                                                                                                                                    21.5%

14.  Type of Reporting Person                                                                                                                                                                                                                          IN

CUSIP No. 18451N105

1.   Name of Reporting Persons: Maxworthy Limited
             I.R.S. Identification No. of Above Persons (entities only)  NA

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)   ☐
             (b)   ☐

3.   SEC Use Only

4.   Source of Funds (See Instructions)
             OO

5.    Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6.    Citizenship or Place of Organization
             British Virgin Islands

Number of shares beneficially owned by each reporting person with:

7.   Sole Voting Power                                                                                                                                                                                                                                 544,267

8.   Shared Voting Power                                                                                                                                                                                                                                       0

9.   Sole Dispositive Power                                                                                                                                                                                                                        544,267

10. Shared Dispositive Power                                                                                                                                                                                                                               0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person                                                                                                                                            544,267

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares                                                                                                                                                  ☐

13. Percent of Class Represented by Amount in Row (11)                                                                                                                                                                    18.8%

14.  Type of Reporting Person                                                                                                                                                                                                                         CO

Item 1.  Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share, of Cleantech Solutions International, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal office is No. 9 Yanyu Middle Road, Qianzhou Village, Huishan District, Wuxi City, Jiangsu Province, People’s Republic of China 214181.

Item 2.  Identity and Background

(a)           This Schedule 13D is being filed on behalf of Jianhua Wu, Lihua Tang and Maxworthy Limited (“Maxworthy”).  Some of Maxworthy’s shares of common stock are registered under the name Maxworthy International Limited.  Mr. Wu, Ms. Tang and Maxworthy are collectively referred to as the “Reporting Persons” and each as a “Reporting Person.”  Mr. Wu and Ms. Tang are shareholders of Maxworthy and Mr. Wu is the managing director of Maxworthy and has the authority to vote and dispose of the shares owned by Maxworthy.

(b)           Mr. Wu and Ms. Tang are husband and wife.  Their address is No. 9 Yanyu Middle Road, Qianzhou Village, Huishan District, Wuxi City, Jiangsu Province, People’s Republic of China 214181.

Maxworthy is a British Virgin Islands corporation.  Its address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(c)           Mr. Wu’s principal occupation is as the chief executive officer of the Issuer.

(d)           No Reporting Person has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Wu and Ms. Tang are citizens of the People’s Republic of China.  Maxworthy is incorporated under the laws of the British Virgin Islands.

Item 3.  Source and Amount of Funds or Other Consideration

On March 6, 2012, the Issuer effected a one-for-ten reverse split of its common stock.  All share and per share information in this Schedule 13D/A reflect this reverse split.

On November 28, 2012, the Company sold to each of Mr. Wu and Ms. Tang 78,983 shares of common stock at a purchase price of $3.88 per share, or a total of $612,903 (RMB3,800,000) pursuant to agreements dated November 26, 2012.  Payment was made in RMB.

On December 10, 2012, Mr. Wu was awarded a stock grant of 25,000 shares of common stock pursuant to the Issuer’s long-term incentive plan.

As a result of the forgoing issuances and transfers, as of the date of this Schedule, Maxworthy owned 544,267 shares of common stock, representing 18.8% of the outstanding common stock, and Mr. Wu owned 175,425 shares of common stock, representing 6.1% of the outstanding common stock, and Ms. Tang owned 78,983 shares of common stock, representing 2.7% of the outstanding common stock.  Because Mr. Wu has the power to vote and dispose of the shares owned by Maxworthy, Mr. Wu and his wife, Ms. Tang, beneficially own 798,675 shares of common stock, representing 29.3% of the outstanding common stock.

Item 4. Purpose of Transaction

Mr. Wu is the Issuer’s chief executive officer and a director.  He has no specific plan or purpose which relates to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, although Mr. Wu may from time to time make additional purchases of the Issuer’s common stock or dispose of all or some of the shares of the Issuer’s common stock presently owned by him.

Item 5. Interest in Securities of the Issuer

(a)           As of the date hereof:

(i) Mr. Wu is the record and beneficial owner of 719,692 shares of common stock, representing 24.9% of the Issuer’s outstanding common stock, based on 2,894,586 shares of common stock outstanding on December 10, 2012, of which Maxworthy owns 544,267 shares (18.8%) and Mr. Wu owns 175,425 shares (6.1%).  The shares owned by Mr. Wu do not include the 78,983 shares (2.7%) owned by Ms. Tang.

(ii)  Ms. Tang is the record and beneficial owner of 623,250 shares of common stock, representing 21.5% of the Issuer’s outstanding common stock, of which Maxworthy owns 544,267 shares (18.8%) and Ms. Tang owns 78,983 (2.7%).  The shares owned by Ms. Tang do not include the 175,425 shares (6.1%) owned by Mr. Wu.

(iii)  The Reporting Persons own a total of 798,675 shares (27.6%) of the Issuer’s outstanding common stock.

(b)           Mr. Wu has the power to vote and dispose of the shares of common stock owned by him and Maxworthy.

(c)           Other than as reported in this Schedule 13D, none of the Reporting Persons has not effected any transactions involving the common stock in the 60 days prior to filing this Schedule 13D.

(d)           No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by the Reporting Persons.

(e)           Not applicable.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

Joint filing agreement dated December 5, 2007, which was filed as Exhibit A to the Schedule 13D filed with the Commission on December 6, 2007.

Signatures

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2013	/s/ Jianhua Wu
Jianhua Wu

Dated: January 16, 2013	/s/ Lihua Tang
Lihua Tang

Dated: January 16, 2013	MAXWORTHY LIMITED

/s/ Jianhua Wu
Jianhua Wu